As Filed with the Securities and Exchange Commission on April 5, 2007
                                                          Registration No.  333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                             -----------------------

                            OJSC MMC "NORILSK NICKEL"
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                             The Russian Federation
            (Jurisdiction of incorporation or organization of issuer)


                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
          (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             -----------------------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies to: Alan Kartashkin, Esq.
                              Debevoise & Plimpton
                           Business Center "Mokhovaya"
                            Ulitsa Vozdvizhenka, 4/7
                                  Stroyeniye 2
                                 Moscow, 125009
                               Russian Federation

        It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

               If a separate statement has been filed to register the deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                              Proposed maximum     Proposed maximum     Amount of
                 Title of each class of                      Amount         Aggregate price per       aggregate        registration
              Securities to be registered               to be registered           unit(1)         offering price (1)      fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         5,000,000,000              $.05             $250,000,000       $7,675.00
Depositary Receipts, each American Depositary Share         American
evidencing common stock of OJSC MMC "NORILSK NICKEL".      Depositary
                                                             Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statements on Form F-6 (Nos. 333-6678 and 333-13936) previously filed by the registrant.

--------------------------------------------------------------------------------

         The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


Item 1.  Description of the Securities to be Registered
         ----------------------------------------------

                          CROSS REFERENCE SHEET


     Item Number and Caption                        Location in Form of
     -----------------------                        American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------
(1)  Name and address of Depositary                 Introductory Paragraph

(2)  Title of American Depositary Receipts and      Face of American Depositary
     identity of deposited securities               Receipt, top center

     Terms of Deposit:

     (i)    The amount of deposited securities      Face of American Depositary
            represented by one unit of              Receipt, upper right corner
            American Depositary Shares

     (ii)   The procedure for voting, if any, the   Paragraphs (15), (16)
            deposited securities                    and (18)

     (iii)  The collection and distribution of      Paragraphs (4), (12), (13),
            dividends                               (15), (17) and (18)

     (iv)   The transmission of notices, reports    Paragraphs (11), (15), (16)
            and proxy soliciting material           and (18)

     (v)    The sale or exercise of rights          Paragraphs (13), (14), (15),
                                                    (17) and (18)

     (vi)   The deposit or sale of securities       Paragraphs (12), (13), (15),
            resulting from dividends, splits or     (17) and (18)
            plans of reorganization

     (vii) Amendment, extension or termination of Paragraphs (20) and (21) the Deposit Agreement

     (viii) Rights of holders of receipts to        Paragraph (11)
            inspect the transfer books of the
            Depositary  and the list of holders of
            receipts

     (ix)   Restrictions upon the right to deposit  Paragraphs (2), (3), (4),
            or withdraw the underlying securities   (5), (6), (8) and (22)

     Item Number and Caption                        Location in Form of
     -----------------------                        American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------
     (x)    Limitation upon the liability of the    Paragraphs (14), (18)
            Depositary                              and (21)

(3)  Fees and Charges                               Paragraphs (7) and (8)


Item 2.  Available Information
         ---------------------

     Item Number and Caption                        Location in Form of
     -----------------------                        American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

2(a) Statement that OJSC MMC "NORILSK NICKEL"       Paragraph (11)
     furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in
     Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of June 15, 2001 and amended and restated as of October 4, 2001, among OJSC MMC "NORILSK NICKEL" (the "Issuer"), RAO "NORILSK NICKEL", The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (2) Any other agreement, to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

      (3) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (i) above.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit 4.

      (5) Certification under Rule 466. - Filed herewith as Exhibit 5.


Item 4.  Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.


--------

* Incorporated by reference to Form F-6 Registration Statement No. 333-13936 filed by the registrant with the Commission in 2001.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of June 15, 2001 and amended and restated as of October 4, 2001, among OJSC MMC "NORILSK NICKEL", RAO "NORILSK NICKEL", The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 2, 2007.


                                        By:  THE BANK OF NEW YORK,
                                               as Depositary



                                        By:  /s/ Andrew J. Zelter
                                             ----------------------------
                                             Name:  Andrew J. Zelter
                                             Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, OJSC MMC "NORILSK NICKEL" has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The Russian Federation on April 2, 2007.

                                               OJSC MMC "NORILSK NICKEL"


                                        By:    /s/  Mikhail Prokhorov
                                             ----------------------------
                                             Name:  Mikhail Prokhorov
                                             Title: Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 2, 2007.

Name                                        Title
----                                        -----
  /s/  Mikhail Prokhorov
--------------------------------
Mikhail Prokhorov                           Chief Executive Officer


  /s/  Igor Komarov
--------------------------------
Igor Komarov                                Chief Financial Officer


  /s/  Lidia Lisitsina
--------------------------------
Lidia Lisitsina                             Chief Accounting Officer


  /s/  Andrey Klishas
--------------------------------
Andrey Klishas                              Chairman of the Board of Directors


  /s/  Andrey Bugrov                        Director
--------------------------------
Andrey Bugrov


  /s/  Vladimir Dolgikh                     Director
--------------------------------
Vladimir Dolgikh


  /s/  Ralph Morgan                         Director
--------------------------------
Ralph Morgan


  /s/  Ekaterina Salnikova                  Director
--------------------------------
Ekaterina Salnikova

  /s/  Heinz Schimmelbusch                  Director
--------------------------------
Heinz Schimmelbusch


  /s/  Guy de Selliers                      Director
--------------------------------
Guy de Selliers


  /s/  Kirill Ugolnikov                     Director
--------------------------------
Kirill Ugolnikov


  /s/  Andrew J. Zelter
--------------------------------
The Bank of New York                        Authorized Representative
By:  Andrew J. Zelter                       in the United States

                                INDEX TO EXHIBITS

Exhibit
Number
--------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)      Certification under Rule 466.